UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 6-K

REPORT OF  FOREIGN  PRIVATE  ISSUER  PURSUANT  TO RULE 13a-16  OR
15d-16  UNDER THE  SECURITIES  EXCHANGE  ACT  OF  1934

For the month of July 2023

Commission File Number: 0-30862
CERAGON NETWORKS LTD. (Translation of registrant’s name into English)
3 Uri Ariav st., Bldg A, 7th floor, Rosh Ha’ayin, Israel (Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CERAGON NETWORKS LTD.

Date: July 27, 2023	By:	/s/ Ronen Stein
	Name:	Ronen Stein
	Title:	Chief Financial Officer

Exhibit	Description

Exhibit A –	NOTICE OF 2023 ANNUAL GENERAL MEETING OF SHAREHOLDERS

Exhibit B –	PROXY CARD FOR THE 2023 ANNUAL GENERAL MEETING OF SHAREHOLDERS